Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 11, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 11, 2004, entitled "Statoil's LNG capacity in the US quadrupled".

Statoil's LNG capacity in the US quadrupled

Agreements concluded with America's Dominion energy company have secured Statoil (OSE: STL, NYSE: STO) a fourfold increase in its access to liquefied natural gas capacity in the US market.

This will be achieved by expanding the Cove Point LNG terminal in Maryland and associated pipeline transportation capacity on the American east coast.

'These agreements give us unique market access to the north-eastern USA, where gas demand is high and the market robust and liquid,' says Peter Mellbye, executive vice president for Natural Gas in Statoil.

'Realising them represents an important building block in our long-term LNG strategy.'

The deals give Statoil access to terminal, storage and pipeline transportation totalling about 10 billion cubic metres of gas per year (1.05 billion cubic feet per day).
Running for 20 years from 2008-09, this compares with its present annual capacity at Cove Point of 2.4 billion cubic metres (0.25 billion cubic feet per day).

Statoil will make monthly payments which total about 10-15 per cent of the sales value for the increased LNG import capacity.

Dominion's expansion plans embrace two pipeline projects as well as capacity increases at the terminal. Collectively, this investment will give Statoil access to substantial natural gas markets along the US north-east coast.

'There are only four LNG terminals in the USA today, and Cove Point's location is strategically important for two reasons,' says Mr Mellbye.

'One relates to the sailing distance for LNG from our Snøhvit development in the Barents Sea and possible future LNG projects.

'The other is the terminal's proximity to important end-user markets with a big demand for natural gas around Washington DC and New York.'

After Snøhvit comes on stream, Statoil will be importing 2.4 billion cubic metres of natural gas per year (0.25 billion cubic feet per day) through Cove Point.

The group is buying LNG from other producers until its own supplies become available from the Barents Sea field.
In addition, the capacity increase will secure access to the US market for new LNG projects both on the Norwegian continental shelf and in other parts of the world.

The terminal expansion and pipeline projects are conditional on the approval of the US authorities.

For further information:

Kjersti Tvedt Morstøl, manager public affairs, +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore E Kristiansen, vice president investor relations, +47 91 66 46 59 (mobile), +1 203 97 86 950 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 11, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer